ORGANIGRAM HOLDINGS INC.
$49,000,000

EQUITY DISTRIBUTION AGREEMENT

April 22, 2020

BMO Nesbitt Burns Inc. First Canadian Place, 4th Floor 100 King Street West Toronto, ON M5X 1H3	BMO Capital Markets Corp. 3 Times Square New York, NY 10036

Ladies and Gentlemen:

Organigram Holdings Inc., a corporation continued under the Canada Business Corporations Act ("Organigram" or the "Corporation"), confirms its agreement (this "Agreement") with BMO Nesbitt Burns Inc. (the "Canadian Agent") and BMO Capital Markets Corp. (the "U.S. Agent", and together with the Canadian Agent, the "Agents") to issue and sell common shares of the Corporation (the "Shares") upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 24.

1. Issuance and Sale of Shares

(a) The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, Shares having an aggregate sales price of up to $49,000,000, provided that the market value of Shares distributed under the Canadian Prospectus Supplement shall not exceed 10% of the aggregate market value of the outstanding Shares as of the date specified in Section 9.1 of NI 44-102, which shall be calculated in accordance with Section 9.2 of NI 44-102 (the "Offering"). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Corporation and, with respect to the Registration Statement, declared effective by the SEC.

(b) When determining the aggregate value of the Placement Shares sold, the Corporation will use the daily average exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the Canadian dollar equivalent of any Placement Shares sold in consideration for United States dollars.

2. Placements

(a) Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a "Placement"), it will notify the applicable Agent by email notice (or other method mutually agreed to in writing by the parties) (a "Placement Notice") containing the parameters within which it desires to sell the Shares, which shall at a minimum include the number of Shares to be sold pursuant to this Agreement ("Placement Shares"), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day, whether the Corporation desires the Placement Shares to be sold on a particular stock exchange and any minimum price below which sales may not be made, with a copy to the other Agents. The Placement Notice shall originate from any of the individuals (each an "Authorized Representative") from the Corporation set forth on Schedule 1, and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 1, as such schedule may be amended from time to time. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (i) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, (iv) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice or (v) this Agreement has been terminated under the provisions of Section 13.

(b) Placement Fee. The amount of compensation to be paid by the Corporation to each Agent with respect to each Placement for which such Agent acted as sales agent under this Agreement shall be equal to 2% of the gross proceeds from such Placement (the "Placement Fee"), which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to.

(c) No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor the Agents will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d) Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed $49,000,000.

3. Sale of Placement Shares by the Agents

(a) Subject to the terms and conditions of this Agreement, upon the Corporation's issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The Agents (severally and not jointly) covenant and the Corporation acknowledges that the Agents will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable United States federal securities laws, including, the Securities Act and the Exchange Act, all applicable Canadian Securities Laws (as defined below), and, if applicable, the rules of the NASDAQ and the TSX, and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice. The applicable Agent will provide written confirmation to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other "marketplace" (as such term is defined in NI 21-101) in Canada (a "Canadian Marketplace"), on the NASDAQ, on any other "marketplace" (as such term is defined in NI 21-101) in the United States (a "United States Marketplace") and pursuant to any other sales method used by the Agents), the average price of the Placement Shares sold (showing the average price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NASDAQ, a United States Marketplace and pursuant to any other sales method used by the Agents), the gross proceeds, the commissions payable by the Corporation to the Agents with respect to such sales, and the Net Proceeds payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an "at-the-market distribution" under NI 44-102 and made in compliance with the Exemption, including, without limitation, sales made directly on the NASDAQ and the TSX, or on any Canadian Marketplace or United States Marketplace. The U.S. Agent covenants and agrees with the Corporation that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on any Canadian Marketplace. For the avoidance of doubt, the U.S. Agent is not acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agent in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

(b) The Canadian Agent acknowledges and agrees with the Corporation that the aggregate number of Placement Shares sold on the TSX and all other Canadian Marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSX and all other Canadian Marketplaces on that Trading Day, and covenants that such threshold shall not be exceeded.

(c) Each of the Agents hereby covenants and agrees that, during the time an Agent is the recipient of a Placement Notice pursuant to Section 2 that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market's reaction to trades made on any marketplace (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, it will immediately recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(d) The Agents severally and not jointly covenant that the Agents will not (nor will any affiliate thereof or person acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an "at-the-market distribution" (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

(e) Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all and (ii) the Agents will incur no liability or obligation to the Corporation or any other person if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent of such Placement Shares as provided under this Section 3.

4. Suspension of Sales

(a) The Corporation or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by email) or by email notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has delivered or received a Placement Notice; provided, however, that such suspension shall not affect or impair any party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1, as such schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1, as such schedule may be amended from time to time.

5. Settlement

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a "Settlement Date"). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold ("Net Proceeds") will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the commission or other compensation for such sales payable by the Corporation to the applicable Agent pursuant to Section 2.

(b) Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent's account or its designee's account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold in Canada and at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States or by such other means of delivery as may be mutually agreed upon by the parties and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agents any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11, with respect to (ii) above, the Corporation shall not be obligated to pay the Agents any commission, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NASDAQ; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by an Agent to comply with its obligations under the terms of this Agreement.

6. Registration Statement and Prospectuses

(a) The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Preliminary Base Prospectus and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus in respect of an aggregate of up to $175,000,000 in common shares, preferred shares, debt securities, subscription receipts, warrants, and units of the Corporation or any combination of the foregoing (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws. The New Brunswick Financial and Consumer Services Commission (the "Reviewing Authority") is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (together, the "Passport System") in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued (x) a receipt in its capacity as principal regulator under the Passport System evidencing the issuance of a receipt by each of the Reviewing Authority and the Ontario Securities Commission ("OSC") in respect of the Canadian Preliminary Base Prospectus and the deemed issuance of a receipt in respect of the Canadian Preliminary Base Prospectus by each of the other Canadian Qualifying Authorities and (y) a receipt in its capacity as principal regulator under the Passport System evidencing the issuance of a receipt by each of the Reviewing Authority and the OSC in respect of the Canadian Base Prospectus and the deemed issuance of a receipt in respect of the Canadian Base Prospectus by each of the other Canadian Qualifying Authorities (the "Receipt"). The term "Canadian Base Prospectus" means the (final) short form base shelf prospectus dated November 22, 2019 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a "Designated News Release" means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation's determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and is identified by the Corporation as a "designated news release" in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR. As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

(b) The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-234564) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the "Rules and Regulations") of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement".

(c) The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the "U.S. Base Prospectus." The most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10 is herein called the "U.S. Prospectus Supplement". The "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and "Issuer Free Writing Prospectus" means any "issuer free writing prospectus" as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Corporation or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation's records pursuant to Rule 433(g).

(d) Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

(e) The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement.

(f) All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7. Representations and Warranties of the Corporation

The Corporation represents and warrants to, and agrees with, the Agents that:

(a) Prospectuses and Registration Statement. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation (as defined under Canadian Securities Laws). The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has electronically delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented. The Canadian Base Prospectus delivered to the Agents for use in connection with this Offering and the Canadian Prospectus were or will be identical to the electronically transmitted copies thereof filed with the Canadian Qualifying Authorities on SEDAR. No other document with respect to the Canadian Base Prospectus or the Canadian Prospectus, or amendment thereto, has heretofore been filed or transmitted for filing with the Canadian Qualifying Authorities. At the time of filing the Registration Statement, and at the earliest time after the filing of the Registration Statement that the Corporation or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares, the Corporation was not and, as of the date of this Agreement, is not, an "ineligible issuer" (as defined in Rule 405 under the Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the Securities Act that it is not necessary that the Corporation be considered an "ineligible issuer".

(b) No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed or will conform, in all material respects, with the requirements of the Rules and Regulations. Each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectuses, if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the "Disclosure Package") and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Agent consists of the information described as such in Section 11(a)(i).

(c) Listing. The Shares are listed on the TSX and the NASDAQ and the Placement Shares will be listed and posted for trading on the TSX and the NASDAQ upon the Corporation complying with the usual conditions imposed by the TSX and the NASDAQ , as applicable, with respect thereto. The Corporation has taken no action designed to, or likely to have the effect of, delisting the Placement Shares from the TSX or the NASDAQ, nor has the Corporation received any notification that any Governmental Authority is contemplating terminating such listing. The Corporation is subject to, and is in full compliance in all material respects with, (i) NI 51-102, (ii) the policies, rules and regulations of the TSX and (iii) the policies, rules and regulations of the NASDAQ.

(d) Independent Accountants. Deloitte LLP is independent with respect to the Corporation within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States). No "reportable event" (within the meaning of NI 51-102) has occurred with such accountants with respect to audits of the Corporation, its Subsidiaries or its predecessors.

(e) Financial Statements. The consolidated financial statements and related notes of the Corporation and the Subsidiaries contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the "Financial Statements") (i) have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, (ii) contain no misrepresentations (within the meaning of Canadian Securities Laws), (iii) present fairly, in all material respects, the financial condition of the Corporation on a consolidated basis as at the date thereof and the financial performance and cash flows of the Corporation on a consolidated basis for the periods then ended, (iv) contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation on a consolidated basis that are required to be disclosed in such financial statements and (v) there has been no material change in accounting policies or practices of the Company since February 29, 2020. There are no material liabilities of the Corporation or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements except those disclosed in the Registration Statement, Prospectuses and the Disclosure Package. The financial information of the Corporation included in the Registration Statement, Prospectuses and Disclosure Package has been prepared on a basis consistent with that of the Financial Statements and the books and records of the Corporation and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Corporation, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package, no other financial statements or supporting schedules would have been required to be included in the Registration Statement, Prospectuses or the Disclosure Package under National Instrument 52-107 - Acceptable Accounting Principles and Auditing Standards and NI 51-102 under Canadian Securities Laws.

(f) Statistical, Industry-Related and Market-Related Data. To the knowledge of the Corporation, the statistical, industry and market related data included or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package are derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data agree with the sources from which it was derived.

(g) Forward-Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package: (i) the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is generally identified as such in compliance with applicable Law, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information and each financial outlook: (A) has been prepared in accordance with IFRS, using the accounting policies the Corporation expects to use to prepare its historical financial statements for the period covered by the future-oriented financial information or the financial outlook; (B) presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (C) is based on assumptions that are reasonable in the circumstances, reflects the Corporation's intended course of action, and reflects management's expectations concerning the most probable set of economic conditions during the periods covered thereby; and (iv) is limited to a period for which the information in the future-oriented financial information or financial outlook can be reasonably estimated.

(h) Accurate Disclosure. The statements set forth in the Registration Statement, Prospectuses and Disclosure Package under the headings "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(i) Transfer Agent and Registrar. TSX Trust Company has been duly appointed as transfer agent and registrar for the Shares in Canada and VStock Transfer, LLC has been duly appointed as co-transfer agent and co-registrar for the Shares in the United States.

(j) Disclosure Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Corporation has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and U.S. Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in Canadian Securities Laws and U.S. Securities Laws, and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Corporation's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness as of the end of the Corporation's most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(k) Internal Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Corporation and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Corporation and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Corporation and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Corporation. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Corporation believes that the Corporation's internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, since the end of the Corporation's most recent audited fiscal year, there have been no new material deficiencies or weaknesses in the Corporation's internal control over financial reporting (whether or not remediated) and there have been no changes in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting. The Corporation is in compliance with the certification requirements under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings with respect to the Corporation's annual and interim filings with the Canadian Qualifying Authorities.

(l) Incorporation of the Corporation and its Subsidiaries. Each of the Corporation and its Subsidiaries is a corporation duly incorporated, continued, amalgamated or organized and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or organized, as the case may be, and has all requisite corporate power and authority and is duly qualified and holds all necessary material Licences necessary or required to carry on its business as now conducted and proposed to be conducted to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Other than Organigram Inc. and 10870277 Canada Inc. and other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Corporation has no direct or indirect Subsidiary nor any investment or any probable investment in any person which in either case is or could be material to the business and affairs of the Corporation or which otherwise is required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(m) Capitalization. All of the issued and outstanding shares or other equity interests of the Corporation and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. federal and foreign securities Laws and were not issued in violation of, and, except as have been waived are not subject to, any pre-emptive or similar rights. The Placement Shares and all other outstanding shares or other equity interests of the Corporation conform in all material respects to the descriptions thereof set forth in the Registration Statement, Prospectuses and Disclosure Package. None of the Placement Shares were or will be issued in violation of any pre-emptive rights or other similar rights granted by the Corporation to any securityholder of the Corporation. The Corporation (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, claims or demands whatsoever (other than pursuant to the credit agreement dated May 31, 2019, as amended, between the Corporation, the lenders party thereto, and Bank of Montreal, as administrative agent, lead arranger and sole bookrunner) and no person (other than the Corporation) has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person of any interest in any of the shares of any Subsidiary.

(n) Due Authorization. The Corporation has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, Prospectuses and Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under U.S. Securities Laws, as applicable.

(o) Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors' rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(p) No Defaults. Neither the Corporation nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any Contract or Licence to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such defaults that would not result in a Material Adverse Effect. To the knowledge of the Corporation, no counterparty to any Contract to which the Corporation or any Subsidiary is a party is in default in the performance or observance thereof, except where such default in performance would not have a Material Adverse Effect.

(q) Material Contracts. All material Contracts are valid and subsisting Contracts in full force and effect, enforceable in accordance with terms thereof, none of the Corporation nor any Subsidiary is in default of any of the material provisions of any such Contracts nor, to the knowledge of the Corporation, has any such default been alleged and the properties and assets the subject of such Contracts are, in all material respects, in good standing under the applicable Laws of the jurisdictions in which they are situated. The Corporation has not received any notice that a counterparty to any material Contract intends to terminate such Contract. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(r) Compliance with Law and Licences. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Corporation and the Subsidiaries has conducted and is conducting its business in compliance with all applicable Laws of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect. The Corporation and each of the Subsidiaries holds all material Licences necessary or appropriate for carrying on its business as currently carried on and all such Licences are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Corporation nor any Subsidiary has received a written notice of non-compliance, nor does it know of or have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such Laws or Licences which would have a Material Adverse Effect.

(s) Legal Proceedings. No legal, administrative, regulatory or governmental proceedings or inquiries are pending to which the Corporation or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any Licence necessary to conduct the business now owned or operated by the Corporation or any Subsidiary, including the Cannabis Licences, which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Corporation, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Corporation or any Subsidiary or with respect to the properties or assets thereof.

(t) Actions. There are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the Corporation's knowledge, threatened against or affecting the Corporation or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any Governmental Authority and, to the Corporation's knowledge, there is no basis therefor and neither the Corporation nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, individually or in the aggregate, may have a Material Adverse Effect.

(u) Cannabis and Health Care Matters.

(i) Compliance with Laws. The Corporation and its Subsidiaries are, and at all times have been, in compliance, in all material respects, with all Laws applicable to the cultivation, ownership, testing, research, development, manufacture, packaging, processing, use, distribution, storage, import, export, sale or disposal of any product manufactured, distributed or sold by the Corporation and its Subsidiaries (collectively, "Cannabis Laws") and the Food and Drugs Act (Canada), the Controlled Drugs and Substances Act (Canada), the Cosmetic Regulations, the Personal Health Information Protection Act, 2004 (Ontario) and the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), as amended, and the regulations, policies and administrative guidance issued thereunder or similar federal, provincial, territorial, state, municipal, local or foreign law, regulation policy or administrative guidance (collectively, "Health Care Laws"). Neither the Corporation, nor any Subsidiary, nor, to the knowledge of the Corporation any entity in which it has an interest, has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from any Governmental Authority alleging or asserting any material non-compliance with (x) any Cannabis Laws or Health Care Laws or (y) any Licences required by any such Cannabis Laws or Health Care Laws.

(ii) Cannabis Licences. The Corporation has provided the Agents with copies of all material documents and correspondence relating to the licences issued pursuant to the Cannabis Act (Canada) or any predecessor legislation to the Corporation or any Subsidiary (the "Cannabis Licences"). The Corporation and its Subsidiaries are, and at all times have been, in compliance in all material respects with the terms and conditions of all such Cannabis Licences and all other Licences required in connection with their respective businesses. The Corporation does not anticipate any variations or difficulties in obtaining, maintaining or renewing such Cannabis Licences or any other required Licence. The transactions contemplated herein (including the proposed use of proceeds from the offering of the Placement Shares) will not have any adverse impact on the Cannabis Licences or require the Corporation, any Subsidiary or any entity in which the Corporation has an interest to obtain any new licence under the Cannabis Act (Canada) or any other applicable Law.

(iii) Cannabis Filings. The Corporation and its Subsidiaries have filed, declared, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Cannabis or Health Care Laws or Cannabis Licences and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(iv) Recalls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package and except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Corporation nor any Subsidiary has ever received any notice or communication from any customer or Government Authority (including Health Canada) alleging a material defect, an issue requiring a material recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Corporation or any Subsidiary to a customer and, to the Corporation's knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Corporation or any Subsidiary in respect of any products supplied or sold by any of them.

(v) Production. Each of the Corporation and its Subsidiaries' facilities used for the cultivation, processing or production of cannabis or related products comply in all material respects with applicable good practices, processes, standards and procedures as required by Health Canada and any other Governmental Authority.

(vi) Research and Development. All product research and development activities, quality assurance, quality control, testing and research and analysis activities conducted by the Corporation and each Subsidiary in connection with their business are and have been conducted in accordance with prudent industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Corporation's current and proposed business, including its own standard operating procedures and European GMP standards, where applicable, and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects.

(vii) Employee Clearance. Each individual employed by or associated with the Corporation and the Subsidiaries that is required to hold security clearance under the Cannabis Act (Canada) and related regulations in order to maintain the Cannabis Licences holds, or has applied for, such clearance. For any such application pending, the Corporation and such individual are complying with applicable guidance from Health Canada in connection with such individual's activities at the Corporation and its Subsidiaries. Neither the Corporation nor any Subsidiary is aware of any circumstance that would affect the granting of such security clearances.

(viii) Cannabis Proceedings. There is no judicial, regulatory, arbitral or other legal or government proceeding, investigation or other litigation or arbitration, at law or in equity, before any Governmental Authority, domestic or foreign, including any proceeding before Health Canada or any other Governmental Authority in Canada or any other country performing functions similar to those performed by Health Canada in progress, pending or, to the Corporation's knowledge, threatened or contemplated, against or involving the assets, properties or business of, the Corporation or any of its Subsidiaries.

(ix) No U.S. Activities. Neither the Corporation nor any of its Subsidiaries nor any director, officer, employee or any agent or other person acting on behalf of the Corporation or any Subsidiary in such capacity (collectively, "Covered Persons") nor, to the Corporation's knowledge after reasonable inquiry, any entity in which the Corporation directly or indirectly has an interest, has cultivated, produced, processed, imported, exported, sold or distributed any cannabis or cannabinoid product or has otherwise engaged in, or targeted or derived (or reasonably expects to derive) revenues or funds from, any direct or indirect dealings or transactions with respect to the foregoing activities in or to any jurisdiction where such activity is, or at the relevant time was, illegal (including the United States of America, its territories and possessions, any state of the United States and the District of Columbia). In addition, no Covered Person has any current intention to engage in any of the foregoing. Neither the Corporation nor any of its Subsidiaries has operated in or exported any cannabis or cannabinoid product to any jurisdiction except as disclosed in the Registration Statement, Prospectuses and Disclosure Package and in compliance with applicable Laws of each of the jurisdictions of import, export and transshipment. The Corporation and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Corporation and its Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with applicable Laws, and that the Corporation and its Subsidiaries do not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products are not fully in compliance with applicable Laws.

(x) U.S. Compliance. Neither the Corporation nor any Subsidiary has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of United States federal or state criminal laws, including the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act, the Bank Secrecy Act, the Agricultural Improvement Act of 2018, or any anti-money laundering statute, or (ii) any "aiding and abetting" in any violation of U.S. federal or state criminal laws. No action, suit or proceeding by or before any U.S. Governmental Authority involving the Corporation or any of its Subsidiaries with respect to U.S. federal or state criminal laws is pending or threatened. There are no ongoing investigations being conducted by any U.S. Governmental Authority into potential violations of any of the criminal laws mentioned in (ii) above, and there has been no such investigation since the Corporation's founding.

(v) Property. Other than the Leased Premises and except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Corporation and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof as described in the Registration Statement, Prospectuses and Disclosure Package, and no other property or assets are necessary for the conduct of the business of the Corporation and the Subsidiaries as currently conducted. Any and all of the material Contracts and other documents pursuant to which each of the Corporation and Subsidiaries holds the material property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting Contracts and documents in full force and effect, enforceable in accordance with the terms thereof, except where failure to be so would not reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, to the knowledge of the Corporation there is no claim or basis for any claim that could materially and adversely affect the right of the Corporation or any Subsidiary to use, transfer or otherwise exploit their respective material assets, none of the material properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, the exercise of which would be reasonably expected to result in a Material Adverse Effect and neither the Corporation nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof. With respect to each premises which the Corporation or any Subsidiary occupies as tenant (the "Leased Premises"), the Corporation or a Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or a Subsidiary occupies the Leased Premises is in good standing and in full force and effect, except where failure to be so would not reasonably be expected to result in a Material Adverse Effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases. The Corporation has provided the Agents with true and complete copies of all leases in respect of the Leased Premises.

(w) No Consents. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no Consent, filing, qualification or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein.

(x) Options. The terms and the number of options to purchase Shares granted by the Corporation currently outstanding conforms to the description thereof contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package and, other than as contemplated by this Agreement or an employment agreement entered into in the ordinary course of business, or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, no person has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Corporation or any Subsidiary of any interest in any Shares or other securities of the Corporation or any Subsidiary whether issued or unissued.

(y) Shareholder Agreements. Except as described in the Registration Statement, Prospectuses and Disclosure Package, there are no voting trusts or agreements, shareholders' agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Corporation or the Subsidiaries, to which the Corporation or any of the Subsidiaries is a party or of which the Corporation is aware.

(z) No Conflicts. Each of the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the consummation of the transactions contemplated hereunder and the distribution of the Placement Shares by the Corporation, if applicable: (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Laws applicable to the Corporation or any Subsidiary; (B) the constating documents, by-laws or resolutions of the Corporation which are in effect; (C) any material Contract to which the Corporation or any Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or the property or assets of the Corporation or any Subsidiaries; and (ii) do not affect the rights, duties and obligations of any parties to any material Contracts, joint venture or partnership to which the Corporation or any of the Subsidiaries is a party or by which it is bound, nor give a party the right to terminate any material Contract, joint venture or partnership to which the Corporation or any of the Subsidiaries is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein.

(aa) Related Party Transactions. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, none of the directors, officers or employees of the Corporation or any Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation or any Subsidiary.

(bb) Tax Matters. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, excise taxes, custom and land transfer taxes), and any governmental duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by each of the Corporation and each Subsidiary have been paid in full when due or accrued as required, except where such Taxes are being contested in good faith or the failure to pay such Taxes would not constitute an adverse material fact in respect of the Corporation or the Subsidiaries or have a Material Adverse Effect. All Tax returns, declarations, remittances and filings required to be filed by the Corporation have been filed when due with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file, or any inaccuracy or incompleteness in, such documents would not constitute an adverse material fact in respect of the Corporation or the Subsidiary or have a Material Adverse Effect. To the knowledge of the Corporation, no reassessments of any Tax return of the Corporation or any Subsidiary is currently in progress and there are no disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiary in any case, except where such reassessments or disputes would not constitute an adverse material fact in respect of the Corporation or have a Material Adverse Effect.

(cc) No Limitations. Neither the Corporation nor any Subsidiary is a party to, bound by or, to the knowledge of the Corporation, affected by any Contract containing any covenant which expressly and materially limits the freedom of the Corporation or a Subsidiary to compete in any line of business, transfer or move any of its respective assets or operations or could reasonably be expected to have a Material Adverse Effect.

(dd) Environmental Matters. Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect or as disclosed in the Registration Statement, Prospectuses and Disclosure Package: (i) neither the Corporation nor any of its Subsidiaries is in violation of any Law, relating to pollution or protection of human health, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, Laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"); (ii) the Corporation and its Subsidiaries have all Licences required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or, to the Corporation's knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or any of its Subsidiaries; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Authority, against or affecting the Corporation or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(ee) No Material Changes. Since the respective dates as of which information is given in the Registration Statement, Prospectuses and Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Corporation or any of the Subsidiaries, whether or not arising in the ordinary course of business; or (ii) any dividend or distribution of any kind declared, paid or made by the Corporation or any of the Subsidiaries on shares in the capital of the Corporation or a Subsidiary, as applicable.

(ff) No Limitation on Payments. Except as otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, there is no encumbrance or restriction on the ability of any Subsidiary of the Corporation to (x) pay dividends or make other distributions on such Subsidiary's capital stock or to pay any indebtedness to the Corporation or any other Subsidiary of the Corporation, (y) make loans or advances or pay any indebtedness to, or investments in, the Corporation or any other Subsidiary or (z) transfer any of its property or assets to the Corporation or any other Subsidiary of the Corporation.

(gg) Labor Matters. Except as otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, no material work stoppage, strike, lock-out, labor disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Corporation or any Subsidiary currently exists or, to the Corporation's knowledge, is imminent or pending. Each of the Corporation and each Subsidiary is in material compliance with all provisions of all Laws respecting employment and employment practices, terms and conditions of employment and wages and hours. There are no material complaints against the Corporation or any Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights or employment standards Laws that would be material to the Corporation or any Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards Laws which place any material obligation upon the Corporation or any Subsidiary to do or refrain from doing any act. The Corporation and each Subsidiary are currently in material compliance with all workers' compensation, occupational health and safety and similar Laws, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers' compensation Laws, occupational health and safety or similar Laws nor has any event occurred which may give rise to any such material claim. Neither the Corporation nor any Subsidiary is party to any collective bargaining agreement with unionized employees. To the Corporation's knowledge, no action has been taken or is being contemplated to organize or unionize any employees of the Corporation or any Subsidiary that would have a Material Adverse Effect on the Corporation or any Subsidiary.

(hh) Employee Plans. The Agents have been provided with a true and complete copy of each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation or any Subsidiary (the "Employee Plans"), each of which has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Laws applicable to such Employee Plans.

(ii) Employment Law Matters. The Corporation and each Subsidiary are in compliance with all Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such Laws could not reasonably be expected to have a Material Adverse Effect.

(jj) No Material Loans. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, neither the Corporation nor any of its Subsidiaries has made any material loans to or guaranteed the obligations of any person, which are required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(kk) Investments. To the knowledge of the Corporation, the interest rate of each interest rate bearing Investment complies with applicable Laws and other requirements pertaining to usury and any other requirements of applicable Laws. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there has been no material change in the value of the Investments since February 29, 2020. To the knowledge of the Corporation, each entity in respect of which the Company or any Subsidiary has an Investment, is, and at all times has been, in compliance, in all material respects, with applicable Cannabis Laws and Health Care Laws.

(ll) Minute Books and Corporate Records. All of the minute books and corporate records of the Corporation and the Subsidiaries for the period from incorporation to the date hereof that are in the possession or control of the Corporation have been made available to the Agents. For the purposes of this Section, the minutes of meetings and written resolutions of the board of directors, standing and ad hoc committees of the board of directors, and shareholders of the Corporation and the Subsidiaries that have not been made available to the Agents are referred to as the "Subject Records". To the knowledge of the Corporation, after due inquiry, including inquiry of the chair of the board and the longest tenured director of the board, except for matters which have been previously publicly disclosed, the Subject Records do not evidence (i) any contract or agreement regarding the purchase, subscription, allotment or issuance of any unissued shares or other securities of the Corporation or, in the case of issuances of securities other than to the Corporation, the Subsidiaries or the granting of pre-emptive rights in respect of any such securities that remains in effect, (ii) any contract or agreement or an agreement or commitment to enter into any contract or agreement that is currently material to the Corporation, or (iii) any material commitment, obligation or liability, including, without limitation, any commitment regarding shareholder rights or employee entitlements, that remains in effect, and the Subject Records do not contain information regarding matters that would be required to be publicly disclosed by the Corporation pursuant to applicable Canadian Securities Laws or, for the applicable period, U.S. Securities Laws, or the rules of the TSX or NASDAQ.

(mm) No Stop Order. No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any Governmental Authority.

(nn) Securities Laws. There are no material events relating to the Corporation or any Subsidiary required to be disclosed pursuant to applicable Canadian Securities Laws or U.S. Securities Laws which are not included in or incorporated by reference into the Registration Statement, Prospectuses and Disclosure Package.

(oo) SEDAR and EDGAR. Information available on the Corporation's profile on www.sedar.com and on EDGAR at www.sec.gov was accurate and complete on the date of filing such information and such information does not contain any misstatements of material fact.

(pp) Significant Acquisitions. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Corporation has not entered into any Contract to complete any "significant acquisition" (as such term is defined in NI 51-102) that would require the filing of a "business acquisition report" (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high, nor is it proposing any "probable acquisitions" (as contemplated by Form 41-101F1).

(qq) Foreign Private Issuer. The Corporation is, and upon completion of the transactions described herein, will be, a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act.

(rr) Disclosure Obligations. The Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the SEC under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Authorities that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Law contained, as at the date of filing thereof, a misrepresentation (as such term is defined under applicable Canadian Securities Laws and U.S. Securities Law, as applicable).

(ss) Intellectual Property. The Corporation and each of the Subsidiaries owns or has all proprietary rights provided in Law and at equity to all Intellectual Property necessary to permit the Corporation and the Subsidiaries to conduct their respective business as currently conducted as described in the Registration Statement, Prospectuses and Disclosure Package. Neither the Corporation nor any Subsidiary has received any notice nor is the Corporation aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Corporation or a Subsidiary therein and which infringement or conflict (if subject to an unfavorable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect. The Corporation and each Subsidiary has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Corporation, the Corporation and/or each Subsidiary carries on a sufficient business to justify such steps. There are no material restrictions on the ability of the Corporation and the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Corporation and each Subsidiary, as applicable. None of the rights of the Corporation or any Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement. Neither the Corporation nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership of or right to use any material Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the knowledge of the Corporation, is there a reasonable basis for any claim that any person other than the Corporation or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any material Intellectual Property. All registrations of Intellectual Property are in good standing and are recorded in the name of the Corporation or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable Laws and are currently in effect and in compliance with all applicable Laws. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect.

(tt) Regulatory Matters. The Corporation is not aware of any licensing or Laws or other lawful requirement of any Governmental Authority having jurisdiction over the Corporation or any Subsidiary presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or Law or other lawful requirement of any Governmental Authority having jurisdiction over the Corporation or any Subsidiary presently in force, that the Corporation anticipates the Corporation or any one of its Subsidiaries will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Corporation or a Subsidiary or the business environment or legal environment under which such entity operates.

(uu) Insurance Matters. The Corporation and each Subsidiary maintains insurance, including general commercial liability, product liability and recall coverage, by insurers of recognized financial responsibility, against such losses, risks and damages to their assets (including biological assets) in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation and the Subsidiaries, and their respective directors, officers and employees, and the Corporation and the Subsidiaries' assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from other licensed insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor any Subsidiary has failed to promptly give any notice of any material claim thereunder.

(vv) Privacy and IT Systems. Each of the Corporation and each Subsidiary has reasonable security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Corporation and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection Laws and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws, whether collected directly or from third parties, in an unlawful manner. The Corporation and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse. The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases utilized by the Corporation and the Subsidiaries (collectively, "IT Systems") are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptors. Neither the Corporation nor any Subsidiary is, to its knowledge, aware of any security breach or unauthorized disclosure of information collected from patients and customers.

(ww) Market Activities. Neither the Corporation nor any of its affiliates has and, to the Corporation's knowledge, no one acting on its behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Corporation, whether to facilitate the sale or resale of any of the Placement Shares or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Placement Shares, or (iii) except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Corporation.

(xx) Investment Company Act. The Corporation is not and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Placement Shares, as described in the Registration Statement, Prospectuses and Disclosure Package, will not be an "investment company" as defined under the U.S. Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(yy) Compliance with Anti-Corruption Laws. Neither the Corporation nor any Subsidiary, nor any director or officer of the Corporation or any Subsidiary, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or any Subsidiary, affiliate or other person associated with or acting on behalf of the Corporation or any Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption Laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Corporation has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption Laws.

(zz) Compliance with USA Patriot Act. The operations of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions in which the Corporation and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, "Anti-Money Laundering Laws"), and no action, suit or proceeding by or before any Governmental Authority involving the Corporation or the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(aaa) Other Regulatory Matters. Neither the Corporation nor any Subsidiary, nor any director or officer of the Corporation or any Subsidiary, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or any Subsidiary is or has been debarred, suspended or excluded, or has been convicted of any crime, engaged in any conduct or is subject to a governmental inquiry, investigation, proceeding or other similar action that would result in a debarment, suspension or exclusion from any federal, provincial, territorial, state, municipal, local or foreign government health care program. Neither the Corporation nor any Subsidiary has any ongoing reporting obligations pursuant to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by a Governmental Authority.

(bbb) No Conflicts with Sanctions Laws. Neither the Corporation nor any Subsidiary, nor any director or officer of the Corporation or any Subsidiary, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or any Subsidiary, affiliate or other person associated with or acting on behalf of the Corporation or any Subsidiary is currently the subject or target of any sanctions administered or enforced by the U.S. government (including the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), the United Nations Security Council, the European Union, Her Majesty's Treasury or other relevant sanctions authority (collectively, "Sanctions"), nor is the Corporation or any Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a "Sanctioned Country"). The Corporation will not directly or indirectly use the proceeds of the offering of the Placement Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. For the past five years, the Corporation and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(ccc) No Stamp Duty. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Placement Shares.

(ddd) Due Diligence Sessions. The responses given by the executive officers of the Corporation in the due diligence sessions held in connection with the transactions contemplated herein were and shall be true and correct in all material respects as at the time such responses were or are given.

(eee) The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(fff) Canadian Reporting Issuer; Registration Status. The Corporation is a reporting issuer (or equivalent) under the securities Laws of each province and territory in Canada and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list. The Shares are registered as a class pursuant to Section 12(b) of the Exchange Act.

(ggg) Distribution of Offering Material by the Corporation. The Corporation has not distributed and will not distribute, prior to the completion of the Agents' distribution of the Placement Shares, any offering material in connection with the offering and sale of the Placement Shares other than the Prospectus or the Registration Statement.

(hhh) Exchange Act Compliance. The documents incorporated or deemed to be incorporated by reference in the U.S. Prospectus, at the time they were or hereafter are filed with the SEC, complied and will comply in all material respects with the requirements of the Exchange Act.

(iii) Brokers. Except for the Agents, there is no broker, finder or other party that is entitled to receive from the Corporation any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(jjj) Compliance with Sarbanes-Oxley Act. The Corporation and its Subsidiaries, and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder.

(kkk) Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, this Agreement and the Exemption, purchase and sell Shares for the Agents' own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(lll) No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus, as of the Applicable Time did not or will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Corporation makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Corporation by and through the Agents for use therein.

(mmm) Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

8. Covenants of the Corporation

The Corporation covenants and agrees with the Agents that:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an "Amendment Date") and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Corporation will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents' counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Corporation will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Corporation will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation's determination and at the Corporation's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Securities Act) or Canadian Securities Laws (disregarding, for such purpose, the applicability of the Exemption), the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation's determination and at the Corporation's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will promptly prepare and, after complying with Section 8(a)(iii), file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request. The Corporation shall in good faith discuss with the Agents any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 8(c).

(d) Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e) Corporation Information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f) Earnings Statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Corporation's current fiscal quarter, an earnings statement covering a 12 month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(g) Material Non-Public Information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 if the Corporation is in possession of material non-public information regarding the Corporation and its Subsidiaries, taken as a whole, or the Shares.

(h) Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, will pay all expenses relating to the following matters, except as otherwise agreed in writing: (i) the preparation and filing of the Registration Statement and each amendment and supplement thereto, each of the Prospectuses and each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation's counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectus and ongoing services in connection with the transaction contemplated hereunder, (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and NASDAQ, and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i) Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j) Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k) Due Diligence Cooperation. The Corporation will cooperate with any reasonable due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation's principal offices and (ii) during the Corporation's ordinary business hours.

(l) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m) Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form or annual financial statements / annual report on Form 40-F filed by the Corporation in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such period the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Corporation and the compensation paid by the Corporation to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n) Representation Dates; Certificate. Upon the execution of this Agreement, and during the term of this Agreement, each time the Corporation (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of documents by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a "Representation Date"), the Corporation shall furnish the Agents with certificates, in the form attached hereto as Exhibit A-1 and 2 and back-up information satisfactory to the Agents verifying the operational, statistical and market data included in the relevant filing, within three Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual report on Form 40-F. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with certificates, in the form attached hereto as Exhibit A-1 and 2, dated the date of the Placement Notice.

(o) Legal Opinions. Upon execution of this Agreement and (x) within three Trading Days after each Representation Date with respect to which the Corporation is obligated to deliver certificates in the forms attached hereto as Exhibit A-1 and 2 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation will furnish or cause to be furnished to the Agents and to counsel to the Agents, the written opinions of (i) Goodmans LLP and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit B, and (ii) McMillan LLP and/or Hodgson Russ LLP and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit C, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p) Comfort Letters. Upon execution of this Agreement and (x) within three Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver certificates in the forms attached hereto as Exhibit A-1 and 2 for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall cause its auditors, currently Deloitte LLP, to furnish the Agents a letter (each, a "Comfort Letter") addressed to the Agents dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its Subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (B) stating that such auditors were at the time of their report independent public accountants within the meaning of the Securities Act and Canadian Securities Laws and the rules and regulations thereunder, and that in their opinion the portion of the audited financial statements of the Corporation incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Canadian Securities Laws and the related regulations adopted by the SEC and the Canadian Qualifying Authorities (the first such letter in each case, the "Initial Comfort Letter") and (C) if applicable, updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q) Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r) Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become an "investment company" as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(s) No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t) Consent to the Agents' Trading. The Corporation consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NASDAQ, the Exemption and under this Agreement, to the Agents trading in the Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents' own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent.

(u) Actively-Traded Security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an "actively-traded security" exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

(v) Compliance with Cannabis Laws. The Corporation agrees that neither it nor any Subsidiary nor any director, officer, employee, agent or other person acting on behalf of it or any Subsidiary will cultivate, produce, process, import, export, sell or distribute any cannabis or cannabinoid product or otherwise engage in, or target or derive (or reasonably expect to derive) revenues or funds from, any direct or indirect dealings or transactions with respect to the foregoing, in or to any federal, provincial, territorial, state, municipal, local or foreign jurisdiction unless such activity is in full compliance with all Laws applicable to such activity. The Corporation will notify the Agents promptly if it or any Subsidiary or any director, officer, employee, agent or other person acting on behalf of it or any Subsidiary has received notice of any investigation or proceedings related to the matters set forth in this Section 8(v).

(w) Taxes. If, after the date hereof, there occurs a change of Law (in this Section, a "Change of Law") such that the Corporation is required to withhold or deduct any present or future Taxes from any payment to be made to the Agents hereunder, the Corporation shall pay such additional amounts as may be necessary in order to ensure that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been required (provided, for greater certainty, that the requirement to pay such additional amounts will not arise where the obligation to deduct or withhold would not have arisen but for a Change of Law after the date hereof); provided that (i) if an Agent receives or is granted a refund or a credit in respect of any Tax actually paid by it which in the Agent's sole opinion (acting in good faith) is attributable to such additional amount paid by the Corporation or of any Tax in respect of which it was indemnified hereunder through the payment of additional amounts and is both identifiable and quantifiable by it without requiring the Agent or its professional advisers to expend a material amount of time or incur a material cost (except where the Corporation agrees to reimburse such Agent for such time and expense) in so identifying or quantifying (any of the foregoing, to the extent so identifiable and quantifiable, being referred to as a "refund or credit"), such Agent shall, to the extent that it can do so without prejudice to the retention or availability of the relevant refund or credit and subject to the Corporation's obligation to repay promptly on demand by the Agent the amount to the Agent if the relevant refund or credit is subsequently disallowed or cancelled, reimburse the Corporation promptly after receipt of such refund or credit by the Agent with such amount as the Agent shall in good faith have concluded to be the amount or value of the relevant refund or credit, and (ii) in the case of the U.S. Agent, the obligation to pay any such additional amounts will only arise if the U.S. Agent (x) is resident in the U.S. for the purposes of, and is fully entitled to the benefits of, the Canada-U.S. Income Tax Treaty (in this Section, the "Treaty") and (y) does not provide any services under this Agreement in Canada and does not have a permanent establishment in Canada for purposes of the Treaty. Where a refund or credit may be available, each Agent shall take reasonable steps to claim such refund or credit. All services hereunder that will be rendered in Canada will be the exclusive responsibility of the Canadian Agent, and all fees in respect of such services shall be paid to the Canadian Agent, and not to the US Agent.

9. Additional Representations and Covenants of the Corporation

(a) Issuer Free Writing Prospectuses.

(i) The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(ii) The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(iii) The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(b) Non-Issuer Free Writing Prospectus. The Corporation consents to the use by the Agents of a free writing prospectus that (i) is not an "Issuer Free Writing Prospectus" as defined in Rule 433, and (ii) contains only information describing the terms of the Shares or the Offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

(c) Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in Section 9(a)(i)), provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any "marketing materials" that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

10. Conditions to the Agents' Obligations

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents' counsel and the Exemption shall remain in full force and effect without amendment.

(b) Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation's reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d) Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Corporation's reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a Material Adverse Effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e) Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f) Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o). In addition, on such dates that the opinions required by Section 8(o) are delivered, the Agents shall have also received the opinion and negative assurance letter of Davies Ward Phillips & Vineberg LLP, counsel for the Agents, with respect to the issuance and sale of the Placement Shares and such other matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Corporation and that counsel for the Agents and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

(g) Comfort Letters. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such letter is required pursuant to Section 8(p).

(h) Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the NASDAQ and the TSX, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the NASDAQ and the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(i) Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j) Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k) FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

11. Indemnification and Contribution

(a) The Corporation agrees to indemnify and hold harmless each Agent, and each of their respective officers, employees and agents, and each person, if any, who controls any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Issuer Free Writing Prospectus, the U.S. Prospectus or any amendment thereto, the Canadian Prospectus or any amendment thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Agent furnished to the Corporation in writing by such Agent expressly for use therein (it being understood and agreed that the names of the Agents set forth on the cover and under the heading "Relationship with Certain of the Agents" constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus),

(ii) the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable Rules and Regulations or stock exchange requirements in connection with the offering of the Shares,

(iii) any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States, and

(iv) any breach by the Corporation of any representation, warranty or covenant contained in this Agreement.

(b) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a), such person (the "Indemnified Party") shall promptly notify the person against whom such indemnity may be sought (the "Indemnifying Party") in writing; provided that the omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party of any liability which the Indemnifying Party may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such proceeding or results in any material increase in the liability which the Indemnifying Party has under this indemnity. The Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel, (2) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (3) the Indemnifying Party does not promptly assume the defense of the proceeding. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for any Agent, and all of their respective officers, employees and agents, and all persons, if any, who control any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Agent within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Agent and such officers, employees and agents, and such control persons and affiliates of any Agent, such firm shall be designated in writing by the Canadian Agent. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the third and fourth sentences of this Section, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Party of the aforesaid request and (ii) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(c) To the extent the indemnification provided for in Section 11(a) is unavailable to an Indemnified Party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (1) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Indemnified Party or parties on the other hand from the distribution of the Placement Shares or (2) if the allocation provided in Section 11(c)(1) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(c)(1) but also the relative fault of the Corporation on the one hand and of the Indemnified Party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Agents on the other hand in connection with the distribution of the Placement Shares shall be deemed to be in the same respective proportions as the Net Proceeds from the distribution of the Placement Shares received by the Corporation and the total Placement Fees received by the Agents. The relative fault of the Corporation on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Agents and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Agents' respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective Placement Fees received by the Agents, and not joint (nor joint and several).

(d) The Corporation and the Agents agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(c). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in Section 11(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, no Agent shall be required to contribute any amount in excess of the Placement Fees or any portion thereof actually received by such Agent. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

(e) The indemnity and contribution provisions contained in this Section 11 shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Agent, and any of their respective officers, employees or agents, any person controlling any Agent, or any affiliate of any Agent, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii) acceptance of and payment for any of the Shares.

(f) The Indemnifying Party hereby acknowledges and agrees that, with respect to this Section 11, the Agents are contracting on their own behalf and as agents for their controlling persons, affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the "Beneficiaries"). In this regard, each of the Agents will act as trustee for the Beneficiaries of the covenants of the Indemnifying Party under this Section 11 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12. Representations and Agreements to Survive

All representations, warranties and other statements of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Agent, and any of their respective officers, employees or agents, any person controlling any Agent, or any affiliate of any Agent, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (iii) acceptance of and payment for any of the Shares.

13. Termination

(a) The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19 and Section 22 (collectively, the "Surviving Provisions") shall remain in full force and effect notwithstanding such termination.

(b) Each Agent shall have the right to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the Surviving Provisions shall remain in full force and effect notwithstanding such termination.

(c) Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) December 25, 2021 and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that the Surviving Provisions shall remain in full force and effect.

(d) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a) through (c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that the Surviving Provisions shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f) In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14. Notices

(a) All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and:

if sent to the Agents, shall be delivered to:

BMO Nesbitt Burns Inc.
First Canadian Place, 4th Floor
100 King Street West
Toronto, ON  M5X 1H3

Attention: Andrew Warkentin, Managing Director
Email: [REDACTED]

-and-

BMO Capital Markets Corp.
3 Times Square
New York, NY  10036

Attention: Lori Begley, Managing Director
Email: [REDACTED]

or if sent to the Corporation, shall be delivered to:

Organigram Holdings Inc.
35 English Drive
Moncton, NB  E1E 3X3

Attention: Greg Engel, CEO and Derrick West, CFO
Email: [REDACTED]

with copy to:

Attention: Helen Martin, SVP, Strategic & Legal Affairs
Email: [REDACTED]

(b) Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by email (with an original to follow) on or before 4:30 p.m. (Toronto time), on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, "Business Day" shall mean any day on which the NASDAQ and TSX are open for business.

15. Consent to Jurisdiction

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above- referenced documents, to the extent permitted by law. The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16. Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

17. Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18. Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19. Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

20. Waiver of Jury Trial

The Corporation and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21. Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

22. Judgment Currency

The Corporation agrees to indemnify each Agent, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "judgment currency") other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23. Compliance with USA Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

24. Definitions

(a) As used in this Agreement, the following terms have the respective meanings set forth below:

"Amendment Date" has the meaning given thereto in Section 8(a);

"Anti-Money Laundering Laws" has the meaning given thereto in Section 7(zz);

"Applicable Time" means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

"Authorized Representative" has the meaning given thereto in Section 2(a);

"Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

"Beneficiaries" has the meaning given thereto in Section 11(f);

"Canadian Base Prospectus" has the meaning given thereto in Section 6(a);

"Canadian Marketplace" has the meaning given thereto in Section 3(a);

"Canadian Preliminary Base Prospectus" means the preliminary short form base shelf prospectus of the Corporation dated November 4, 2019;

"Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

"Canadian Prospectus Supplement" has the meaning given thereto in Section 6(a);

"Canadian Qualifying Authorities" means the securities regulatory authorities in each of the provinces and territories of Canada;

"Canadian Qualifying Jurisdictions" means each of the provinces and territories of Canada;

"Canadian Securities Laws" means securities Laws and the applicable rules and regulations under such Laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders, of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions, as modified by the Exemption;

"Canadian Shelf Procedures" means NI 44-101 and NI 44-102;

"Cannabis Laws" has the meaning given thereto in Section 7(u);

"Cannabis Licences" has the meaning given thereto in Section 7(u)(ii);

"Comfort Letter" has the meaning given thereto in Section 8(p);

"Contract" means any agreement, indenture, mortgage, contract, lease, deed of trust, licence, option, warrant, note agreement, loan agreement, mortgage, joint venture, trust deed, instrument, collective agreement, evidence of indebtedness or other binding commitment or understanding, whether written or oral;

"Corporation Financial Information" has the meaning given thereto in Section 7(e);

"Covered Persons" has the meaning given thereto in Section 7(u)(ix);

"Designated News Release" has the meaning given thereto in Section  6(a);

"Disclosure Package" has the meaning given thereto in Section 7(b);

"EDGAR" means the SEC's Electronic Data Gathering Analysis and Retrieval System;

"Employee Plans" has the meaning given thereto in Section 7(hh);

"Environmental Laws" has the meaning given thereto in Section 7(dd);

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Exemption" means together, (i) the exemptive relief decision dated April 15, 2020 obtained by the Corporation and the Agents pursuant to National Policy 11-203 - Process for Exemptive Relief Applications in Multiple Jurisdictions providing relief from certain Canadian Securities Laws with respect to the Offering and (ii) the French Translation Exemption;

"Financial Statements" has the meaning given thereto in Section 7(e);

"French Translation Exemption" means exemptive relief decision dated October 24, 2019 obtained by the Corporation from the Autorité des Marches Financiers;

"Governmental Authority" means any: (i) multinational, federal, provincial, state, territorial, municipal, local or other governmental or public department, regulatory authority, central bank, court, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, and includes the Canadian Qualifying Authorities, the SEC and Health Canada; (ii) any subdivision or authority of any of the foregoing; (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the TSX, the NASDAQ, IIROC and FINRA; or (iv) any arbitrator exercising jurisdiction over the affairs of the applicable person, asset, obligation or other matter;

"Hazardous Materials" has the meaning given thereto in Section 7(dd);

"Health Care Laws" has the meaning given thereto in Section 7(u);

"Indemnified Party" and "Indemnified Parties" each has the meaning given thereto in Section 11(b);

"Investments" means the investments of the Corporation and its Subsidiaries listed or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package;

"IFRS" has the meaning given thereto in Section 7(e);

"Intellectual Property" means: (i) any trademarks, trade names, business names, brand names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulas, processes, know-how, technology, and related goodwill; (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor; and (iii) all other intellectual or industrial property;

"Initial Comfort Letter" has the meaning given thereto in Section 8(p);

"Issuer Free Writing Prospectus" has the meaning given thereto in Section 6(c);

"IT Systems" has the meaning given thereto in Section 7(vv);

"Laws" means any and all applicable multinational, federal, provincial, state, territorial, municipal, local or other laws, including all statutes, common law, codes, ordinances, decrees, rules, regulations, municipal by-laws, any judicial or administrative interpretation of the foregoing, any judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, or policies or guidelines of (or issued by) any Governmental Authority, or licences or permits binding on or affecting the person referred to in the context in which the word is used;

"Leased Premises" has the meaning given thereto in Section 7(v);

"Licence" means any certificate, consent, order, permit, approval, waiver, licence, qualification, registration or similar authorization of any Governmental Authority having jurisdiction over a person;

"Material Adverse Effect" means a materially adverse effect on (x) the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Corporation and the Subsidiaries, taken as a whole or (y) the Corporation's ability to perform its obligations under this Agreement and to consummate the transactions contemplated herein, or would cause any fact, event or change that would result in any Prospectus containing a misrepresentation;

"NASDAQ" means the Nasdaq Global Select Market;

"Net Proceeds" has the meaning given thereto in Section 5(a);

"NI 21-101" means National Instrument 21-101 - Market Operations;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 - Shelf Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"Offering" has the meaning given thereto in Section 1(a);

"OSC" has the meaning given thereto in Section 6(a);

"Passport System" has the meaning given thereto in Section 6(a);

"Placement" has the meaning given thereto in Section 2(a);

"Placement Fee" has the meaning given thereto in Section 2(b);

"Placement Notice" has the meaning given thereto in Section 2(a);

"Placement Shares" has the meaning given thereto in Section 2(a);

"Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

"Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus;

"Public Record" means all documents incorporated by reference in the Canadian Prospectus and all information filed by or on behalf of the Corporation with the Canadian Qualifying Authorities after February 29, 2020, in compliance, or intended compliance with applicable Canadian Securities Laws;

"Receipt" has the meaning given thereto in Section 6(a);

"Registration Statement" has the meaning given thereto in Section 6(b);

"Representation Date" has the meaning given thereto in Section 8(n);

"Reviewing Authority" has the meaning given thereto in Section 6(a);

"Rule 433" means Rule 433 under the Securities Act;

"Rules and Regulations" has the meaning given thereto in Section 6(b);

"Sanctioned Country" has the meaning given thereto in Section 7(bbb);

"Sanctions" has the meaning given thereto in Section 7(bbb);

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the United States Securities Act of 1933, as amended;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Settlement Date" has the meaning given thereto in Section 5(a);

"Shares" has the meaning given thereto in Section 1(a);

"Shelf Securities" has the meaning given thereto in Section 6(a);

"Subsidiaries" means the consolidated subsidiaries of the Corporation;

"Surviving Provisions" has the meaning given thereto in Section 13(a);

"Taxes" has the meaning given thereto in Section 7(bb);

"Trading Day" means any day on which either the NASDAQ or the TSX are open for trading;

"TSX" means the Toronto Stock Exchange;

"United States Marketplace" has the meaning given thereto in Section 3(a);

"U.S. Base Prospectus" has the meaning given thereto in Section 6(c);

"U.S. Prospectus" has the meaning given thereto in Section 6(c);

"U.S. Prospectus Supplement" has the meaning given thereto in Section 6(c); and

"U.S. Securities Laws" means, collectively, the Securities Act, the Exchange Act, and applicable state securities laws.

(b) Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(i) the terms "Agreement", "this Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(ii) references to a "Section" or "Schedule" followed by a number or letter refer to the specified Section of or Schedule to this Agreement;

(iii) the division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(iv) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(v) the word "including" is deemed to mean "including without limitation";

(vi) the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(vii) the term "person" will be broadly construed and include any individual, general partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), joint stock company, association, trust, trust company, bank, pension company, trustee, executor, administrator or other legal personal representative, regulatory body or agency, governmental authority or other organization or entity, whether or not a legal entity, however designated or constituted;

(viii) any reference to any Contract, including this Agreement, means such Contract as amended, modified, replaced or supplemented from time to time;

(ix) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder; and

(x) all dollar amounts refer to Canadian dollars.

25. Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

[Remainder of page left intentionally blank.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

ORGANIGRAM HOLDINGS INC.

by	/s/ Greg Engel
Name: Greg Engel
Title: Chief Executive Officer

ACCEPTED as of the date first-above written:

BMO NESBITT BURNS INC.
by	/s/ Andrew Warkentin
Name: Andrew Warkentin
Title: Managing Director

BMO CAPITAL MARKETS CORP.
by	/s/ Eric Benedict
Name: Eric Benedict
Title: Managing Director

SCHEDULE 1

The Authorized Representatives of the Corporation are as follows:

Name and Office / Title	Email Address	Telephone Numbers
Greg Engel, Chief Executive Officer	[REDACTED]	[REDACTED]
Derrick West, Chief Financial Officer	[REDACTED]	[REDACTED]

The Authorized Representatives of the Canadian Agent are as follows:

Name and Office / Title	Email Address	Telephone Numbers
James Ehrensperger	[REDACTED]	[REDACTED]

The Authorized Representatives of the U.S. Agent are as follows:

Name and Office / Title	Email Address	Telephone Numbers
Dawn Doyle	[REDACTED]	[REDACTED]

EXHIBIT A-1

OFFICER'S CERTIFICATE

To: BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. (together, the "Agents")

Re: Equity distribution agreement dated April 22, 2020 between Organigram Holdings Inc. (the "Corporation") and the Agents (the "Distribution Agreement")

Date: ■, 20■

I, [name of executive officer], the [title of executive officer] of the Corporation, hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Distribution Agreement, and without personal liability, that, to the best of my knowledge:

(a) except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(b) the Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

by
Name:
Title:

EXHIBIT A-2

OFFICER'S CERTIFICATE

To: BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. (together, the "Agents")

Re: Equity distribution agreement dated April 22, 2020 between Organigram Holdings Inc. (the "Corporation") and the Agents (the "Distribution Agreement")

Date: ■, 20■

I, [name of executive officer], the [title of executive officer] of the Corporation, hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Distribution Agreement, and without personal liability, that:

(a) I am knowledgeable with respect to regulatory matters affecting the Corporation and its Subsidiaries; and

(b) the statements included in, or included in documents incorporated by reference in, the Registration Statement or the Prospectuses, in each case, insofar as such statements constitute summaries of legal matters, documents, proceedings, applications or approvals relating to Cannabis Laws and Health Care Laws, in each jurisdiction where the Corporation or its Subsidiaries conduct their respective business and affairs, fairly summarize in all material respects the matters referred to therein, as of the date of the document in which such statements are included.

This certificate is to assist the Agents in conducting and documenting their investigation of the business and affairs of the Corporation in connection with the proposed issue and sale of common shares of the Corporation pursuant to the Distribution Agreement. Capitalized terms used but not defined herein shall have the meanings specified in the Distribution Agreement.

by
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY
INITIAL OPINION OF CORPORATION'S CANADIAN COUNSEL

1. The Corporation is a corporation existing under the Canada Business Corporations Act.

2. Each of the Corporation's material Subsidiaries is a corporation existing under the laws of its jurisdiction of incorporation.

3. Each of the Corporation and its material Subsidiaries has all necessary corporate power and capacity to own, lease, license and operate its properties and carry on its business as described in the Prospectuses.

4. The Corporation has all necessary corporate power and capacity to execute and deliver the Agreement and to perform its obligations hereunder and thereunder.

5. Organigram Inc. is duly qualified as an extra-provincial corporation to transact business in each province of Canada.

6. All of the issued and outstanding shares of each of the Corporation's Subsidiaries have been validly issued and are outstanding as fully paid and non-assessable shares of such Subsidiary, none of which was issued in violation of any pre-emptive rights of any person. The Corporation or another of its Subsidiaries is the registered holder of such shares.

7. The execution and delivery of the Agreement and the performance of its obligations thereunder have been duly authorized by all necessary corporate action on the part of the Corporation.

8. The Agreement has been duly executed and delivered by the Corporation.

9. The execution and delivery by the Corporation of the Agreement and the performance of its obligations hereunder do (a) not contravene, constitute a default under, permit the acceleration of an obligation under, or result in a breach of (i) the articles or by-laws of the Corporation, (ii) any law of the Provinces of Ontario or New Brunswick or the federal laws of Canada applicable therein, (iii) to our knowledge, any judgment, decree, order, statute, rule or regulation applicable to the Corporation of any court or judicial, regulatory or other legal or governmental agency or body, or (iv) any of the agreements or instruments referred to in the Prospectus to which the Corporation or any Subsidiary is a party ("Material Agreements") or (b) result in or require the creation or imposition of any security interest, lien or encumbrance on any property or assets of the Corporation under any of the Material Agreements.

10. The Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation by counterparties thereto in accordance with its terms.

11. The authorized capital of the Company consists of an unlimited number of Shares and an unlimited number of preferred shares, of which ■ Shares have been validly issued and are outstanding as fully paid and non-assessable common shares of the Company, and none of which was issued in violation of any pre-emptive rights of any person or company.

12. The execution by the Corporation of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus and the Canadian Prospectus Supplement, and the filing by the Corporation of the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus and the Canadian Prospectus Supplement with the Canadian Qualifying Authorities has, in each case, been duly authorized by all necessary corporate action on the part of the Corporation, and each such prospectus has been duly executed pursuant to such authorization by and on behalf of the Corporation.

13. The attributes of the Shares conform, in all material respects, with the description thereof contained under the heading "Description of the Common Shares" in the Canadian Prospectus.

14. The issuance of the Placement Shares has been duly authorized by the Corporation and, upon receipt by the Corporation of consideration therefor in accordance with the terms of the Agreement, the Placement Shares will be validly issued, fully paid and non-assessable common shares of the Corporation.

15. Except as have been obtained or made, no authorization, consent or approval of, or filing, registration, permit, license, decree, qualification or recording with, any Governmental Authority is required of the Corporation under the laws of the Provinces of Ontario or New Brunswick or the federal laws of Canada applicable therein in connection with the execution and delivery of the Agreement and the performance of its obligations thereunder.

16. Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (including, in each case, the documents incorporated by reference therein, but excluding, in each case, the financial statements and other financial data contained or incorporated by reference therein or omitted therefrom), appears on its face, as of the date of the filing thereof, to have been appropriately responsive in all material respects to the form requirements of Canadian Securities Laws, including the Canadian Shelf Procedures, as interpreted and applied by the Financial and Consumer Services Commission (New Brunswick), except in those respects for which exemptive relief has been obtained.

17. All necessary documents have been filed, all necessary proceedings have been taken and all necessary approvals, permits, consents and authorizations of the Canadian Qualifying Authorities have been obtained, in each case by the Corporation under Canadian Securities Laws, to qualify the distribution of the Placements Shares to the public in each of the Canadian Qualifying Jurisdictions through persons or companies who are registered in an appropriate category of registration under the applicable laws of such Canadian Qualifying Jurisdictions and have complied with the relevant provisions of such laws.

18. The statements set out in the Canadian Prospectus under the headings "Certain Canadian Federal Income Tax Considerations", "Eligibility for Investment" and "Cannabis Regulatory Framework" fairly summarize, in all material respects, the matters described therein, subject to the limitations, qualifications, assumptions and exceptions stated or referred to therein.

19. TSX Trust Company has been duly appointed as transfer agent and registrar for the Corporation's Shares in Canada.

20. The Corporation is a reporting issuer (or equivalent)) in each of the Canadian Qualifying Jurisdictions and is not noted as being in default on the list of reporting issuers of any Canadian Qualifying Jurisdiction.

21. The Corporation's Shares are listed and posted for trading on the TSX and the Placement Shares have been conditionally approved for trading on the TSX and, upon notification to the TSX of the issuance thereof and fulfillment of the conditions of the TSX, will be listed for trading on the TSX.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any law, rule or regulation that is applicable to the Corporation, solely because the law, rule or regulation is part of an industry specific regulatory regime applicable to the Corporation or any of its affiliates due to the specific assets or business of the Corporation or such affiliate, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

EXHIBIT C

MATTERS TO BE COVERED BY
INITIAL OPINION OF CORPORATION'S U.S. COUNSEL

1. The Registration Statement and the U.S. Prospectus (other than the financial statements, including schedules, and other financial data contained therein or omitted therefrom, as to which such counsel need express no opinion) appear on their face to be appropriately responsive as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder. The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

2. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made (other than as required by any state securities laws, as to which such counsel expresses no opinion) is required on the part of the Corporation under U.S. Securities Laws for the issuance or sale of the Placement Shares or the performance by the Corporation of its obligations under the Agreement, except that such counsel need not express any opinion with respect to any filing with the SEC that may be required to be made by the Corporation under federal securities laws after the date the opinion is rendered. For purposes of the opinion, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the United States of America. For purposes of the opinion, the term "U.S. Securities Laws" the Securities Act, the Exchange Act and the Investment Company Act of 1940, as amended (the "Investment Company Act"), and, in each case, the rules and regulations of the SEC promulgated thereunder, which in our experience are normally applicable to the transactions of the type contemplated by this Agreement; provided that U.S. Securities Laws shall not include any anti-fraud laws.

3. The Corporation is not and, after giving effect to the offering and the sale of the Placement Shares and the application of their proceeds as described in each of the U.S. Prospectus and the Disclosure Package, required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

4. The execution and delivery by the Corporation of this Agreement and the performance of its obligations hereunder do not contravene, constitute a default under, permit the acceleration of an obligation under, or result in a breach of U.S. Securities Laws, except such liens, charges and encumbrances that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5. The statements in the U.S. Prospectus Supplement under the heading "Certain U.S. Federal Income Tax Considerations" with respect to the tax considerations under United States federal income tax law, to the extent that they constitute summaries of United States federal statutes, rules and regulations, or portions thereof, have been reviewed by us and fairly summarize the matters described under this heading in all material respects.

Such counsel will state that they have been advised by the SEC that the Registration Statement has become effective under the Securities Act. Such counsel will further state that, to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or threatened.

Such counsel will state that they have participated in the preparation of the Registration Statement, the U.S. Prospectus and the Disclosure Package and in conferences with officers and other representatives of the Corporation, representatives of the independent public accountants for the Corporation, the Agents and representatives of the Agents at which the contents of the Registration Statement, the U.S. Prospectus, the Disclosure Package and related matters were discussed. Given the limitations inherent in the independent verification of factual matters and the character of determinations involved in the registration process, such counsel may state that they have not verified, and are not passing upon and do not assume responsibility for, the accuracy, completeness or fairness of the statements contained in any of them (other than as explicitly stated in paragraph 1 above), and have made no independent check or verification thereof. Subject to the foregoing and in the course of such participation (and relying as to materiality as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts have come to such counsel's attention that caused them to believe that (a) the Registration Statement, at its effective date, at the applicable Representation Date and on the date hereof, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) the U.S. Prospectus or any amendment or supplement thereto, as of its date, at the time any amended or supplemented prospectus was issued and as at the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (c) the Disclosure Package at the applicable Representation Date and on the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. In each case, counsel need not express any belief as to financial statements, financial statement schedules and other financial information or data included or incorporated by reference in or omitted from the Registration Statement, the U.S. Prospectus and the Disclosure Package, or information derived from the reports or attributed to the persons named in the Prospectus under the heading "Interests of Experts", included or incorporated by reference therein.

In giving the opinions described in paragraphs 1 to 4 above, such counsel may: (A) state that such opinions are limited to the requirements of U.S. Securities Laws, and (B) as to matters of fact, to the extent they deem proper, rely on certificates of responsible officers of the Corporation and public officials.